Exhibit A

PARTNERS OF ADVANCE/NEWHOUSE PROGRAMMING PARTNERSHIP

Set forth below is a list of each partner of Advance/Newhouse Programming Partnership setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from the address provided in Column 1)
Partners

Advance Programming Holdings Corp. 5823 Widewaters Parkway E. Syracuse, NY 13057	Holds shares in programming and other cable related companies in the U.S.

Newhouse Programming Holdings Corp. 5823 Widewaters Parkway E. Syracuse, NY 13057	Holds shares in programming and other cable related companies in the U.S.